Exhibit (a)(5)(E)

FOR IMMEDIATE RELEASE	NEWS

Clal Industries Commences
Additional Offer Period for Fundtech Tender Offer

—	All conditions to the tender offer have been satisfied

Tel Aviv, Israel, April 3, 2008 – Clal Industries and Investments Ltd. (TASE: CII) announced today that all of the conditions have been satisfied for its previously-announced tender offer to purchase up to 2,338,686 ordinary shares of Fundtech Ltd. (NasdaqGM & TASE: FNDT) at $12.50 per share, net to the seller in cash, less any required withholding taxes and without interest. Clal Industries has been advised by the depositaries for the offer that, as of 10:00 a.m., New York time, or 5:00 p.m., Israel time, on April 3, 2008, there were (1) 2,099,317 Fundtech shares validly tendered and not properly withdrawn and (2) 490,874 Fundtech shares represented by notices of objection to the offer.

Accordingly, as required by Israeli law and as contemplated in its offer to purchase:

—	Clal Industries is providing an additional period of four calendar days, until 10:00 a.m., New York time, or 5:00 p.m., Israel time, on Monday, April 7, 2008, during which Fundtech shareholders who, with respect to each share owned by them, did not respond to the offer, have notified Clal Industries of their objection to the offer, or have tendered such share but withdrawn their tender prior to 10:00 a.m., New York time, or 5:00 p.m., Israel time, on April 3, 2008, may tender such shares. Shareholders will have no withdrawal rights during this additional four-calendar day period; and

—	Clal Industries will purchase, subject to proration, the shares validly tendered in the offer (and not properly withdrawn) prior to 10:00 a.m., New York time, or 5:00 p.m., Israel time, on Monday, April 7, 2008, the final expiration date of the offer.

Shareholders who hold their shares through brokers or other nominees and wish to tender their shares prior to the final expiration date should consider contacting such brokers to ensure their tender instructions are forwarded in ample time to permit such brokers to submit a tender on their behalf in a timely fashion.

On April 2, 2008, the last full trading day before this announcement, the closing sale price of the Fundtech shares was $12.41 on Nasdaq and NIS 45.16 ($12.72 based on an exchange rate of NIS 3.5 per United States dollar as of April 2, 2008) on the Tel Aviv Stock Exchange (TASE).

The complete terms and conditions of the tender offer, including important U.S. and Israeli income and withholding tax considerations relating to the tender offer, are contained in the Offer to Purchase (as amended) included as an exhibit to the Tender Offer Statement on Schedule TO (as amended) previously filed (or, with respect to this amendment, that will be filed) with the U.S. Securities and Exchange Commission (SEC) and with the Israeli Securities Authority (ISA). American Stock Transfer & Trust Company is the U.S. Depositary for the offer and Clal Finance Batucha Investment Management Ltd. is the Israeli Depositary for the offer.

Important Information: This is not an offer to buy or the solicitation of an offer to sell any ordinary shares of Fundtech. The tender offer that is described in this press release will only be made through the Offer to Purchase, Letter of Transmittal and related tender offer documents. All shareholders of Fundtech should read the tender offer materials, which were filed by Clal Industries, and the Tender Offer Solicitation/Recommendation Statement with respect to the tender offer which was filed by Fundtech, with the SEC and the ISA. Shareholders of Fundtech should read the tender offer materials and the Solicitation/Recommendation Statement (as may be amended from time to time) because they contain important information about the tender offer. The tender offer materials, the Solicitation/Recommendation Statement and other filed documents will be available at no charge on the SEC’s website at http://www.sec.gov and on the ISA’s website at http://www.magna.isa.gov.il, and will also be made available without charge to all shareholders by contacting MacKenzie Partners, Inc., the information agent for the tender offer, at (212) 929-5500 or toll free (800) 322-2885. Shareholders are urged to read these materials carefully before making any decision with respect to the tender offer.

Forward-Looking Statements: This press release may contain forward-looking statements. The accuracy of such statements is subject to a number of risks, uncertainties and assumptions that may cause actual results to differ materially from those projected, including, but not limited to, the effect of general economic conditions, political events and fluctuations in the share price of Fundtech. Except as required by applicable law, Clal Industries undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.

About Clal Industries and Investments Ltd.: Clal Industries is an Israeli holding company founded in 1956, whose shares are listed on the Tel Aviv Stock Exchange under the symbol “CII.” Clal Industries holds investments in companies that are predominantly located in Israel or that have significant ties or relations to Israel, and mainly conduct business in the fields of cement, textile, advanced technology and high-tech venture funds, biotechnology, communications and commerce.

Clal Industries Contact:
Gonen Bieber, Vice President – Finance
Tel: 972-3-6075787
Email: Gonen.Bieber@idb.co.il